Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NEWBURY STREET ACQUISITION CORPORATION

Pursuant to Section 242 of the

Delaware General Corporation Law

Newbury Street Acquisition Corporation, a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

1.     The name of the Corporation is “Newbury Street Acquisition Corporation.”

2.     The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 6, 2020. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 15, 2021. A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 22, 2021 (the “Second Amended and Restated Certificate of Incorporation”).

3.     This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation amends the Second Amended and Restated Certificate of Incorporation.

4.     This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation was duly approved and adopted by the Board of Directors of the Corporation and the stockholders of the Corporation entitled to vote thereon at a meeting of stockholders, in each case in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.     The text of Section F of Article SIXTH of the Second Amended and Restated Certificate of Incorporation is hereby amended and restated to read in full as follows:

In the event that the Corporation does not consummate a Business Combination by 30 months after the consummation of the IPO (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open) (or such later date pursuant to the extension set forth under this paragraph, the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, less any interest for any income or other taxes payable, divided by the total number of IPO Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be signed by Thomas Bushey, its Chief Executive Officer, as of the 22 day of March, 2023.

NEWBURY STREET ACQUISITION CORPORATION

By:	/s/ Thomas Bushey
Name: Thomas Bushey
Title: Chief Executive Officer

[Signature Page to Certificate of Amendment to Second Amended and Restated Certificate of Incorporation]